

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 24, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Gray Benoist
Chief Financial Officer and Chief Accounting Officer
Belden Inc.
7733 Forsyth Boulevard; Suite 800
St. Louis, MO 63105

> **Re:** **Belden Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the period ended April 4, 2010**
> **Form 8-K filed April 29, 2010**
> **Definitive Proxy Statement on Schedule 14A filed April 7, 2010**
> **File No. 1-12561**

Dear Mr. Benoist:

     We have reviewed your response letter dated August 20, 2010 and have the following additional comments.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In your next response letter, please provide, in writing from management, the three bullet-pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated July 23, 2010.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Estimates, page 29</u>

2. We note your response to comments one and two from our letter dated July 23, 2010. Please tell us the carrying value, fair value, and amount of goodwill associated with the recently acquired reporting unit for which fair value did not substantially exceed carrying value as of November 22, 2009 (your most recent impairment testing date). We note your proposed future filing disclosures explain that since the carrying value of a reporting unit is identical to its fair value upon acquisition, fair values of recently acquired reporting units are not substantially in excess of their carrying values as a general matter. Please tell us and revise your future filings to more fully explain the mitigating factors that you consider in these circumstances to evaluate if impairment exists for any of your recently acquired reporting units.

<u>Consolidated Financial Statements</u>

<u>Note 14 – Pension and Other Postretirement Benefits, page 64</u>

3. We note your response to comment seven from our letter dated July 23, 2010. So that we may better understand the range of assumptions used for each of your plans, please provide us with a table comparing the significant assumptions used for each of your defined benefit pension plans and post-retirement benefit plans for each of the annual periods presented in your filing.

<u>DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 7, 2010</u>

<u>Executive Compensation</u>

<u>Personal Performance Factor, page 31</u>

4. We note your response to comment 15 from our letter dated July 23, 2010 and reissue this comment in part. Although the evaluation of personal objectives is subjective in nature, please briefly describe each named executive officer's personal objectives by identifying specific contributions made by each named executive officer and contextualizing those achievements for purposes of demonstrating how you made compensation decisions.

Performance-Based Equity Awards

LTI Value Matrix, page 33

5. We note your response to comment 17 from our letter dated July 23, 2010. With a view towards future disclosure, please tell us how the CEO assigns the actual LTI value.

    You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Lisa Haynes Etheredge, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief